                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                   (Amendment No.          )*

                   America West Airlines, Inc.
                        (Name of Issuer)

              Class A Common Stock, $.01 par value
              Class B Common Stock, $.01 par value
            Warrants to Purchase Class B Common Stock
                 (Title of Class of Securities)

                           023650 302
                           023650 203
                           023650 112
                         (CUSIP Numbers)

                      Gary E. Risley, Esq.
                       Mesa Airlines, Inc.
                      2325 East 30th Street
                  Farmington, New Mexico  87401
                          505-327-0271
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         August 25, 1994
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 023650 302, 023650 203, 023650 112 13D


1    NAME  OF REPORTING  PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Mesa Airlines, Inc.
     85-0302351

2    CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP*                                        (a) [x]
                                                        (b) [ ]
3    SEC USE ONLY


4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)            [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Mexico

               7    SOLE VOTING POWER

                    Class A Common Stock          100,000
                    Class B Common Stock        2,183,343
NUMBER OF           Warrants to Purchase
 SHARES             Class B Common Stock          799,767
BENEFICIALLY
 OWNED BY      8    SHARED VOTING POWER
EACH REPORTING
 PERSON WITH        Class A Common Stock        1,200,000
                    Class B Common Stock       14,501,967
                    Warrants to Purchase
                    Class B Common Stock        4,897,538

               9    SOLE DISPOSITIVE POWER

                    Class A Common Stock          100,000
                    Class B Common Stock        2,183,343
                    Warrants to Purchase
                    Class B Common Stock          799,767

               10   SHARED DISPOSITIVE POWER

                    Class A Common Stock        1,200,000
                    Class B Common Stock       14,501,967
                    Warrants to Purchase
                    Class B Common Stock        4,897,538

11   AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON

     Class A Common Stock               1,200,000
     Class B Common Stock              14,501,967
     Warrants to Purchase
     Class B Common Stock               4,897,538

12   CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES*                [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT
     IN  ROW (11)

     Class A Common Stock      100%
     Class B Common Stock       29.7%
     Warrants to Purchase
     Class B Common Stock       47.2%

14   TYPE OF REPORTING PERSON*

     CO

             *SEE INSTRUCTIONS BEFORE FILLING  OUT!

ITEM 1.  SECURITY AND ISSUER.

          The securities to which this statement relates are the Class A Common Stock, $0.01 par value per share (the "Class A Common"), the Class B Common Stock, $0.01 par value per share (the "Class B Common"), and the Warrants to Purchase Class B Common (the "Warrants") of America West Airlines, Inc., a Delaware corporation (the "Company"). The principal offices of the Company are located at 4000 East Sky Harbor Boulevard, Phoenix, Arizona 85034. Pursuant to a Plan of Reorganization (the "Plan") which was confirmed by the United States Bankruptcy Court for the District of Arizona (the "Bankruptcy Court") on August 10, 1994 and which became effective on August 25, 1994 (the "Effective Date"), the Company has emerged from bankruptcy and is no longer operating as a debtor-in-possession under Chapter 11 of the United States Bankruptcy Code.


ITEM 2.  IDENTITY AND BACKGROUND.

          (a)-(c) This Schedule 13D is filed by Mesa Airlines, Inc., a New Mexico corporation ("Mesa"), whose principal business is the operation of regional airlines in various parts of the United States. Mesa's principal executive offices are located at 2325 East 30th Street, Farmington, New Mexico 87401.

          Pursuant to General Instruction "C" for Schedule 13D, set forth below is certain information concerning the executive officers and directors of Mesa.

                                                                              Present Principal
Name                  Title                       Business Address                Occupation

Larry L. Risley       President, Chief Executive  2325 East 30th Street     President, Chief
                      Officer and Chairman of     Farmington, New Mexico    Executive Officer and
                      the Board of Directors       87401                    Chairman of the Board of
                                                                            Directors of Mesa


Blaine M. Jones       President of Mesa Airlines  2325 East 30th Street     President of
                      Operating Division          Farmington, New Mexico    Mesa Airlines
                      and Director                 87401                    Operating Division


Gary E. Risley        Vice President of Legal     2325 East 30th Street     Vice President of
                      Affairs, General Counsel    Farmington, New Mexico    Legal Affairs,
                      and Secretary                87401                    General Counsel
                                                                            and Secretary
                                                                            of Mesa


W. Stephen Jackson    Chief Financial Officer     2325 East 30th Street     Chief Financial Officer
                      and Treasurer               Farmington, New Mexico    and Treasurer of Mesa
                                                   87401

Grady H. Reed, III    Vice President of Airline   2325 East 30th Street     Vice President of
                      Operations                  Farmington, New Mexico    Airline Operations
                                                                            of Mesa
                                                   87401

Charles A.  Miller    Vice President of           2325 East 30th Street     Vice President of
                      Maintenance                 Farmington, New Mexico    Maintenance of Mesa
                                                   87401

E. Janie Risley       Director                    2325 East 30th Street     Not employed
                                                  Farmington, New Mexico
                                                   87401

George W. Pennington  Director                    401 West Broadway         President of Farmer
                                                  Bloomfield, New Mexico    Family Center, Inc.;
                                                   87413                    President, REDROX, Inc.;
                                                                            General Partner,
                                                                            Pennington Partnerships
                                                                            401 West Broadway
                                                                            Bloomfield, New Mexico
                                                                             87413

Richard C. Poe        Director                    6501 Montana Ave.         President and Chief
                                                  El Paso, Texas 79925      Executive Officer of
                                                                            Dick Poe Motors, Inc.
                                                                            6501 Montana Ave.
                                                                            El Paso, Texas 79925

Jack Braly            Director                    P.O. Box 582808           Vice President of
                                                  Tulsa, Oklahoma 74158     Aircraft Maintenance
                                                                            of Rockwell
                                                                            2201 Seal Beach Boulevard
                                                                            P.O. Box 4250
                                                                            Seal Beach, California
                                                                             90740-8250


          (d) During the last five years, neither Mesa nor, to the best of Mesa's knowledge, any of the executive officers or directors of Mesa has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither Mesa nor, to the best of Mesa's knowledge, any of the executive officers or directors of Mesa has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) All of the individuals identified in this Item 2 are citizens of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The aggregate amount of funds required by Mesa to purchase the Class A Common, Class B Common and Warrants from the Company was $18,698,983. All funds used by Mesa to purchase the Class A Common, Class B Common and Warrants were obtained from the working capital of Mesa and no part of the purchase price for the Class A Common, Class B Common or Warrants consisted of borrowed funds.


ITEM 4.  PURPOSE OF TRANSACTION.

          Mesa purchased the Class A Common, Class B Common and Warrants for general investment purposes. Mesa intends to review continuously its equity position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, without limitation, general economic and business conditions and money market and stock market conditions, Mesa may determine to increase or decrease its equity interest in the Company by acquiring additional shares of
      the Class A Common, Class B Common or Warrants or by
disposing of all or a portion of its holdings of the Class A Common, Class B Common or Warrants, subject to any applicable legal and contractual restrictions on its ability to do so.

          Mesa has acquired its interests in the Class A Common, Class B Common and Warrants as a result of the assignment by AmWest Partners, L.P., a Texas limited partnership ("AmWest"), of certain rights granted to AmWest under the Third Revised Investment Agreement, dated April 21, 1994 (the "Investment Agreement"), between AmWest and America West Airlines, Inc., prior to its reorganization ("Old America West"), including AmWest's right to purchase the Class A Common, Class B Common and Warrants from the Company on the Effective Date.


          Pursuant to the Investment Agreement, AmWest agreed, in connection with and as part of the Plan, to acquire certain voting securities, debt securities and warrants of the Company. In addition, pursuant to the Investment Agreement, the Company, AmWest, the Official Creditors' Committee and the Official Equity Committee (as appointed by the United States Trustee pursuant to Section 1102(a) of the United States Bankruptcy Code) agreed to appoint a new Board of Directors for the Company, to amend the certificate of incorporation and bylaws of the Company and to enter into certain other agreements described in Item 6 below. Following the successful completion of the transactions contemplated by the Investment Agreement on August 25, 1994 (including the assignment by AmWest of its rights under the Investment Agreement to certain parties, including Mesa), Mesa acquired its equity interest in the Company. A copy of the Investment Agreement is filed as an exhibit hereto and incorporated herein by reference.

          Except as set forth herein, Mesa does not have any plans or proposals which would relate to or result in:

          (a) The acquisition of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;


          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;


          (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

          (j) Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) - (b) At the date hereof, Mesa has the sole power to vote and dispose of 100,000 shares of the Class A Common, 2,183,343 shares of the Class B Common, and 799,767 Warrants.
The Warrants entitle holders to purchase one share of the Class B
      Common at a price of $12.74 per share, subject to
confirmation of such price by the Bankruptcy Court pursuant to a final order and to certain adjustments. The Class A Common held by Mesa represents approximately 8.3% of the 1,200,000 shares of Class A Common outstanding as of August 31, 1994, based on information provided by the Company. The Class B Common held by Mesa represents approximately 5.0% of the 43,925,000 shares of Class B Common outstanding as of August 31, 1994, based on information provided by the Company. The Warrants held by Mesa represent approximately 7.7% of the 10,384,615 Warrants outstanding as of August 31, 1994, based on information provided by the Company. Assuming exercise of the Warrants, the aggregate amount of the Class B Common held by Mesa would be 2,983,110 shares, representing approximately 6.7% of the 44,724,767 shares of Class B Common that would be assumed to be outstanding upon such exercise.

          As set forth in Item 6, Mesa has certain understandings and agreements regarding the voting and disposition of its securities of the Company with TPG Partners, L.P., a Delaware limited partnership ("TPG"), TPG Parallel I, L.P., a Delaware limited partnership ("TPG Parallel"), Air Partners II, L.P., a Texas limited partnership ("Air Partners II"), Continental Airlines, Inc., a Delaware corporation ("Continental") and GPA Group plc, an Irish public limited company ("GPA"). As a result of these agreements and understandings, Mesa, TPG, TPG Parallel, Air Partners II, Continental and GPA comprise a group within the meaning of Section 13(d)(3) of the Exchange Act, and each may be deemed to beneficially own the securities of the Company owned by the other. Information concerning the ownership of the Class A Common, Class B Common and Warrants by each of TPG, TPG Parallel, Air Partners II, Continental and GPA is contained in separate Schedules 13D being filed by each of TPG, TPG Parallel, Air Partners II, Continental and GPA. As a group, such parties would be deemed to beneficially own 1,200,000 shares of the Class A Common, 9,604,429 shares of the Class B Common and 4,897,538 Warrants. The aggregate amount of the Class A Common beneficially owned by the group represents 100% of the 1,200,000 shares of the Class A Common outstanding as of August 31, 1994, based on information provided by the Company. The aggregate amount of the Class B Common beneficially owned by the group represents approximately 21.9% of the 43,925,000 shares of Class B Common beneficially owned by the group outstanding as of August 31, 1994, based on information provided by the Company. The aggregate amount of Warrants beneficially owned by the group
      represents approximately 47.2% of the 10,384,615 Warrants outstanding as of August 31, 1994, based on information provided by the Company. Assuming exercise of the Warrants, the aggregate amount of the Class B Common beneficially owned by the group would be 14,501,967 shares, representing approximately 29.7% of the 48,822,538 shares of Class B Common that would be assumed to be outstanding upon such exercise.

          Except as stated in Item 5(c) herein, to the best of Mesa's knowledge, none of the individuals named in Item 2 has the sole or shared power to vote or the sole or shared power to dispose of any shares of the Class A Common, Class B Common or of any Warrants.

          (c) No transactions in shares of the Class A Common, Class B Common or Warrants were effected during the past 60 days by Mesa, or to the best of Mesa's knowledge, by any of the individuals identified in Item 2, except that on August 26, 1994, Gary E. Risley purchased 2,000 shares of the Class B Common at a price of $16.25 per share and 1,000 shares of the Class B Common at a price of $15.00 per share by means of placing orders for the purchase of such shares with a registered broker on the New York Stock Exchange.

          (d) Except as stated herein, to the best of Mesa's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in response to Item 5(c).

          (e)  Not applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF
          THE ISSUER.

          On August 25, 1994, AmWest Genpar Inc., a Texas corporation ("AmWest Genpar"), Apcal, L.P., a Texas limited partnership ("Apcal"), and Mesa entered into an agreement (the "Termination Agreement") pursuant to which AmWest was dissolved. Apcal and Mesa were limited partners of AmWest; AmWest Genpar was its General Partner. The limited partners of Apcal included TPG and Continental, and TPG and Continental have agreed to and acknowledged certain provisions of the Termination Agreement.
      The following is a brief description of the Termination
Agreement and is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.


          The Termination Agreement provides that AmWest assign to each of AmWest Genpar, Apcal and Mesa its rights and obligations under the Investment Agreement to purchase from the Company on the Effective Date certain shares of the Class A Common, Class B Common and Warrants and that each of AmWest Genpar and Apcal assign such rights and obligations to certain of their affiliates (including TPG, TPG Parallel, Air Partners II and Continental) in accordance with certain agreements entered into between such affiliates and AmWest. The Termination Agreement further provides that each of AmWest Genpar, Apcal and Mesa (and certain of their respective affiliates) assume the obligations of AmWest under the Investment Agreement in connection with the securities acquired. As described below, the Termination Agreement also contains certain provisions concerning the assignment and assumption of certain rights of AmWest under the Stockholders' Agreement and the Registration Rights Agreement (each as defined below).

          Pursuant to the Termination Agreement, AmWest has assigned to TPG its right under the Stockholders' Agreement to designate certain directors of the Company and their replacements, if any, provided that for as long as Mesa owns securities representing at least 2% of the aggregate voting power of the outstanding voting equity securities of the Company, TPG has agreed to cause one person identified by Mesa, who shall be reasonably acceptable to TPG, to be included among TPG's designated directors. In addition, each of the parties to the Termination Agreement and their respective partners and affiliates have agreed to assume certain of the obligations of AmWest under the Stockholders' Agreement concerning the voting and disposition of the Class A Common and the Class B Common and to be bound by the terms of the Stockholders' Agreement as they relate to such actions. The Termination Agreement also provides that AmWest assign to TPG certain of its rights under the Registration Rights Agreement (including the right to issue a notice of demand), subject to Mesa's right to receive notice and to give consent under certain circumstances.

               On August 25, 1994, AmWest, the Company, Lehman
Brothers Inc., a Delaware corporation, Belmont Fund, L.P., a Delaware limited partnership, Fidelity Copernicus Fund, L.P., a Delaware limited partnership, and Belmont Capital Partners II, L.P., a Delaware limited partnership, entered into a Registration Rights Agreement (the "Registration Rights Agreement"). The following is a brief description of the Registration Rights Agreement and is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.


          Pursuant to the Registration Rights Agreement, the Company has agreed to file a shelf registration statement with respect to the securities issued or issuable to each of the parties thereto and their respective affiliates and to maintain effective such shelf registration statement for a period of three years from the Effective Date (the "Shelf Period"). After the Shelf Period, AmWest (or TPG acting as AmWest's designee in accordance with the provisions of the Termination Agreement) may provide the Company with a notice of demand to register under the Securities Act of 1933 such securities as are included in such notice of demand or otherwise includable pursuant to the Registration Rights Agreement, for disposition in accordance with the terms of such notice of demand. The Registration Rights Agreement also provides that the parties to such agreement and their respective affiliates and assignees (including Mesa) may include securities held by them in any registration of equity securities by the Company (whether or not for its own behalf), pursuant to certain limitations on such inclusion in the event that the managing underwriter of any such registration informs the Company of its belief that the amount of securities requested to be included in such registration exceeds the amount which can be sold within an acceptable price range. The Registration Rights Agreement also provides that the Company shall undertake certain specified actions with regard to the registration and offering of any securities covered by the Registration Rights Agreement and pay stated amounts of liquidated damages to holders of registrable securities in the event of the suspension or ineffectiveness of the shelf registration statement covering such securities.

          On August 25, 1994, AmWest, GPA, the Company and certain other parties entered into a Stockholders' Agreement (the
      "Stockholders' Agreement").  The following is a brief
description of the Stockholders' Agreement and is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

          The Stockholders' Agreement has a term of approximately three years, commencing on the Effective Date and ending on the date of the first annual meeting of the Company occurring after the third anniversary of the Effective Date. Pursuant to the Stockholders' Agreement, the parties have agreed that the Board of Directors of the Company shall consist of up to 15 members to be designated as follows: nine members to be designated by AmWest or its designated assignees; three members to be designated by the Official Creditors' Committee, provided that each such member must be reasonably acceptable to AmWest or its designated assignees; one member to be designated by the Official Equity Committee, provided that such member must be reasonably acceptable to AmWest or its designated assignees; one member to be designated by the Board of Directors of Old America West, provided that such member must be reasonably acceptable to AmWest or its designated assignees; and one member to be designated by GPA for so long as GPA shall own 2% of the voting equity securities of the Company, provided that such member must be reasonably acceptable to AmWest or its designated assignees. The Board of Directors of the Company has been designated in accordance with the provisions of the Stockholders' Agreement. The parties to the Stockholders' Agreement have agreed to vote, or recommend the voting of, the shares of the Class A Common and Class B Common held by each of them in a manner such that the provisions of the Stockholders' Agreement will be given effect during its term and in order that both the election and removal of directors will be consistent with its provisions.

          The Stockholders' Agreement also provides that during its term, the affirmative vote of a majority of the voting power of the outstanding shares of each of the Class A Common and the Class B Common entitled to vote (excluding any shares owned by AmWest or any of its affiliates, but not, however, excluding shares owned, controlled or voted by Mesa or any of its transferees or affiliates that are not otherwise affiliates of AmWest) voting as a single class, shall be required to approve, adopt or authorize: (i) any merger or consolidation of the Company with or into AmWest or any affiliate of AmWest, (ii) any sale, lease, exchange, transfer or other disposition of all or
      any substantial part of the assets of the Company to AmWest or any affiliate of AmWest, (iii) any transaction as a result of which AmWest or any affiliate of AmWest will, as result of the issuance of voting securities of the Company (or securities convertible or exchangeable for such voting securities) acquire an increased percentage of the Company's voting securities, subject to certain exceptions and (iv) any related series or combination of transactions having the same direct or indirect effect as any of the foregoing. In addition, the Stockholders' Agreement obligates AmWest, its partners and affiliates not to
(a) sell or otherwise transfer any shares of the Class A Common or the Class B Common, if, after such transaction, the total number of shares of the Class B Common beneficially owned by the transferor is less than twice the number of shares of the Class A Common beneficially owned by the transferor (unless such transaction results in the sale or transfer of all of such party's Class A Common and Class B Common); and (b) sell or transfer, in a single transaction or in a related series of transactions, shares of the Class A Common and the Class B Common representing 51% or more of the combined voting power of all shares of common stock of the Company then outstanding without the consent of the Company pursuant to an affirmative vote of not less than 75% of its directors and subject to certain enumerated exclusions (including, without limitation, transfer to affiliates and sales in connection with a public offering or tender offer for all shares of common stock of the Company and for the benefit of all holders of the Class B Common on a pro rata basis at the same price and on the same economic terms).

          On or before August 25, 1994, AmWest and each of Mesa, TPG, TPG Parallel, Air Partners II and Continental entered into certain individual assignment and assumption agreements (the "Assignment and Assumption Agreements") pursuant to which AmWest assigned certain of its rights under the Investment Agreement, Stockholders' Agreement and Registration Rights Agreement with respect to certain securities of the Company to each of Mesa, TPG, TPG Parallel, Air Partners II and Continental and such parties assumed the concomitant obligations of AmWest under such agreements with respect to such securities. Copies of the Assignment and Assumption Agreements are filed as an exhibit hereto and incorporated herein by reference.

          On August 25, 1994, AmWest and GPA entered into a Voting Agreement (the "GPA Voting Agreement"). The following is
      a brief description of the GPA Voting Agreement and is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

          The GPA Voting Agreement provides that GPA shall vote for the nominees of AmWest or its designated assignee to the Board of Directors of the Company and that AmWest (and its affiliates or assignees who receive the Class A Common or the Class B common as a result of an assignment by AmWest, subject to certain enumerated exceptions) shall vote for GPA's nominees to the Board of Directors of the Company, in each case, for so long as AmWest or its affiliates own 5% of the voting equity securities of the Company and GPA owns at least 2% of the voting equity securities of the Company or until August 25, 2004, whichever comes first. In addition, the GPA Voting Agreement provides that AmWest shall not transfer or assign any voting equity securities of the Company to Mesa, if after giving effect to any such transfer or assignment, Mesa shall hold 7% or more of the combined voting power of all such securities then outstanding. Mesa is not a party to the GPA Voting Agreement.

          There are no other contracts, understandings or agreements with respect to the securities of the Company between Mesa or the other persons identified in Item 2 and any other parties.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 -- Investment Agreement

Exhibit 99.2 -- Termination Agreement

Exhibit 99.3 -- Registration Rights Agreement

Exhibit 99.4 -- Stockholders' Agreement

Exhibit 99.5 -- Assignment and Assumption Agreements

Exhibit 99.6 -- GPA Voting Agreement

                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 6, 1994        MESA AIRLINES, INC.


                                By:    /s/   Gary E. Risley
                                      Name:  Gary E. Risley
                                      Title:  Vice President,
                                              General Counsel
                                              and Secretary